June 24, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Investors Trust (on behalf of ING Artio Foreign Portfolio)
(File No. 333-159277)

Dear Mr. Foor:

This letter responds to comments that you provided to us in a telephone conversation on June 18, 2009, in connection with your review of the Registration Statement filed on Form N-14 on behalf of ING Artio Foreign Portfolio (the “Acquiring Portfolio”), a series of ING Investors Trust (the “Registrant”), on May 15, 2009.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING International Growth Opportunities Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”), a separate series of the Registrant, with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  In response to your comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed on or about June 24, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)              Comment: Please move the Fee Table on page 20 to the front of the Proxy Statement/Prospectus so that it conforms to the requirements of Form N-14.

Response:  In response to your comment, the Registrant has added on page 4 of the Proxy Statement/Prospectus a summary table that provides a side-by-side comparison of the gross and net expenses for both Portfolios and the combined Portfolio before and after the Reorganization.  This summary table also includes a prominent reference to the Fee Table found on page 20.

2)              Comment: Please disclose the Board of Trustees’ conclusion with respect to its evaluation of each of the factors described in the section titled “Board Considerations.”

Response: As it is currently disclosed in the Proxy Statement/Prospectus, the Board of Trustees has determined that the Reorganization is in the best interests of the Portfolios and their shareholders.  The determination was based on all the facts and circumstances of the Reorganization, including, e.g., the economic benefits that the Acquired Portfolio shareholders will receive from lower net expense ratios, the changes in the investment objectives, policies, restrictions, management and portfolio holdings of the Acquired Portfolio, the costs of the Reorganization, etc.  In evaluating all of these factors, the Board did not make any conclusion with respect to each individual factor.

II.                                    MISCELLANEOUS

3)              Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3484.

Sincerely,

/s/ Jutta M. Frankfurter
Jutta M. Frankfurter

Attachments

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

June 24, 2009

Via EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Investors Trust (on behalf of ING Artio Foreign Portfolio)
(File No. 333-159277)

Dear Mr. Foor:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP